UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 001-31945

DIRECTV THRIFT & SAVINGS PLAN

DIRECTV
2230 East Imperial Highway
El Segundo, California 90245
(Name of issuer of the securities held pursuant to
the plans and the address of its
principal executive offices)

Registrant’s telephone number, including area code (310) 964-5000

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Patrick T. Doyle
Executive Vice President and
Chief Financial Officer
2250 East Imperial Highway
El Segundo, California 90245

FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

	Reports of Independent Registered Public Accounting Firms	4

	Financial Statements:

	Statements of Net Assets Available for Benefits as of November 30, 2009 and 2008	6

	Statement of Changes in Net Assets Available for Benefits for the year ended November 30, 2009	7

	Notes to Financial Statements	8

	Form 5500, Schedule H, Part IV, Line 4i–Schedule of Assets (Held at End of Year) as of November 30, 2009	15

Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

(b)	EXHIBITS

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DIRECTV Thrift & Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIRECTV Thrift & Savings Plan
(Name of Plan)

Date: May 20, 2010	By	/s/Paul A. James
Paul A. James,
Senior Vice President, Human Resources & Administration

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the DIRECTV Thrift & Savings Plan

Los Angeles, California:

We have audited the accompanying statement of net assets available for benefits of the DIRECTV Thrift & Savings Plan (Plan) as of November 30, 2009 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2009, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.    The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP
Oak Brook, Illinois
May 20, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the DIRECTV Thrift & Savings Plan

Los Angeles, California:

We have audited the accompanying statement of net assets available for benefits of DIRECTV Thrift & Savings Plan (the “Plan”) as of November 30, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Los Angeles, California

May 22, 2009

DIRECTV THRIFT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	NOVEMBER 30,
	2009	2008
	(Dollars in Thousands)

INVESTMENT IN MASTER TRUST, AT FAIR VALUE (Notes 2 and 8)	$1,584,524	$1,311,325

CONTRIBUTIONS RECEIVABLE:
Employee	644	277
Employer	327	139
Total contributions receivable	971	416

NET ASSETS AVAILABLE FOR BENEFITS, REFLECTING INVESTMENTS AT FAIR VALUE	1,585,495	1,311,741

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	3,577	57,994

NET ASSETS AVAILABLE FOR BENEFITS	$1,589,072	$1,369,735

See the Notes to Financial Statements.

DIRECTV THRIFT & SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED NOVEMBER 30, 2009

(Dollars in Thousands)
INVESTMENT ACTIVITIES:
Net investment income(loss) from Master Trust (Notes 2 and 8)	$317,965

OTHER ACTIVITIES:
Employee contributions	23,627
Employer contributions	10,354
Benefit payments	(132,755)
Plan transfers	146

Net decrease from other activities	(98,628)

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	219,337

NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	1,369,735

END OF YEAR	$1,589,072

See the Notes to Financial Statements.

DIRECTV THRIFT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan – The DIRECTV Thrift & Savings Plan (the “Plan”) is a defined contribution plan of  DIRECTV (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The description of the Plan in the following notes provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

Plan Administration - The Plan is administered by an Administrative Committee whose members are appointed by the Company. The trustee of the Plan is State Street Bank and Trust (“State Street”). Additional Plan information is provided to the participants by the Company in the form of a Summary Plan Description. The Plan expenses are paid by the Plan participants, as provided by the Plan document.

NOTE 2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America, or GAAP.

Adoption of New Accounting Standards -

Fair Value Measurements and Disclosures:  In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly.  Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value.   Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The standard also requires increased disclosures.  As shown in Note 3, the guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, and pooled separate accounts).  This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009.  The Plan elected to early-adopt this standard during the plan year ended November 30, 2009, and adoption had no material effect upon the Plan’s net assets available for benefits.

Investment Valuation and Income Recognition - The Plan, along with the DIRECTV Savings Plus Plan, participates in The DIRECTV Group, Inc. Master Trust (the “Master Trust”).  All of the Plan’s investments are held in the Master Trust. See Note 8 for further discussion of the Master Trust. The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Purchases and sales of securities held by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Risks and Uncertainties - The Plan invests in the Master Trust which utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and that such changes could have a material effect on the Plan’s financial statements and participants’ account balances.

Income Taxes - The Plan obtained its latest determination letter in 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter, however, the Company and Plan management believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and is, therefore, not subject to federal income taxes under present income tax laws. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 3.                       FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan or Master Trust for an asset or paid by the Plan or Master Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements establish a fair value hierarchy which requires the Plan and Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect management’s or the Plan’s assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust.

Common stocks:  Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (level 1 inputs).

Collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary, with some holding diversified portfolios of domestic or international stocks and open-ended mutual funds, some holding securities of U.S. Companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, and others holding a blend of various domestic stocks, bonds and mutual funds.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Stable value funds:  The fair values of participation units in stable value collective trusts are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).   The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Participant loans:  Participant loans are reported at outstanding balances, as management has concluded that the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.  Accordingly, participant loans are excluded from the table of fair value measurements  as of November 30, 2009.  As of November 30, 2008, management classified the carrying value of participant loans as including level 2 measurement inputs.

The methods described above may produce a fair value calculation that is indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis as of November 30, 2009:

	Investment Assets at Fair Value as of November 30, 2009
	(Dollars in Thousands)

INVESTMENTS, excluding participant loans:	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$14,469	$-	$-	$14,469
Large Cap Equity Funds	149,146	-	-	149,146
Mid Cap Equity Funds	72,604	-	-	72,604
International Equity Funds	60,800	-	-	60,800
Real Estate Funds	1,069	-	-	1,069
Company Common Stock:
Domestic Large Cap	223,626			223,626
Common Stocks:
Domestic Large Cap	448,784			448,784
Short-term Investments:
Short term investment fund		2,478	-	2,478
Collective trusts:
Stable Value Funds		410,534	-	410,534
Bond Funds		65,572		65,572
Balanced Funds		89,612		89,612
Large Cap Equity Funds		25,732		25,732
Small Cap Equity Funds		11,752	-	11,752
International Equity Funds		13,878		13,878
Lifecycle Target Dates Fixed Income Funds		13,503	-	13,503
Lifecycle Target Dates Blended Funds		19,692		19,692
Lifecycle Target Dates Equity Funds		29,797	-	29,797
Total Investments	$970,498	$682,550	$-	$1,653,048

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis as of November 30, 2008:

	Investment Assets at Fair Value as of November 30, 2008
	(Dollars in Thousands)
			Level 3	Total
INVESTMENTS:	Level 1	Level 2
Short-term investment funds	$225	$-	$-	$225
Common stock	285,875	-	-	285,875
DIRECTV common stock	175,904	-	-	175,904
News Corporation common stock	10,622	-	-	10,622
Collective Trusts	-	656,292	-	656,292
Mutual funds	232,905	-	-	232,905
Participant loans	-	14,482	-	14,482
Total investments	$705,531	$670,774	$-	$1,376,305

Fully Benefit-Responsive Investment Contracts:  While Master Trust investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Master Trust’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements  of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Master Trust’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Master Trust holds an indirect interest in a fully benefit-responsive contract, through its investment in a stable value fund.

NOTE 4.                      PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the Plan are eligible to participate in the Plan as soon as administratively feasible following one hour of service. Subject to certain limitations, the Plan provides that eligible non-highly compensated participants may contribute from 1 percent to 20 percent (in whole percentages) of their compensation to the Plan and eligible highly compensated participants may contribute from 1 percent to 12 percent (in whole percentages) of their compensation to the Plan. The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 8.

The Company contributes an amount equal to 100 percent of the individual employee’s contribution to the Plan up to 4 percent of the employee’s compensation.  Effective January 1, 2007, the Plan was amended to provide that the Company match on participants’ contributions will be invested according to the investment instructions each participant makes for their contributions to the Plan.

Individual accounts are maintained for each participant.  Each participant’s account reflects: (i) credits for contributions into the Plan, (ii) credits for the Company’s applicable matching contributions, (iii) charges for loans taken and credits for repayments to those loans, (iv) charges for any withdrawals from the Plan, (v) an allocation of earnings or losses from applicable fund performance, and (vi) a periodic charge for the Plan’s administrative expenses.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of service. Participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plan.

The Plan provides that if a participant separates from service with Company as a result of retirement, the participant may elect to receive their vested interest in their account balance in either a lump sum or installments.  If the participant separates as a result of death or disability, their vested interest in their account balance will be paid in a lump sum payment.

At November 30, 2009 and 2008, the Plan assets included forfeited Company contributions that totaled $360,905 and $502,242, respectively.  These amounts will be used to reduce future employer contributions.  During the year ended November 30, 2009, the forfeitures used to reduce employer contributions were $353,500.

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions set forth in ERISA. Upon such termination, the participants’ rights to the Company’s contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 5.                      PARTICIPANT LOANS

The Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans, secured by the balance in the participant’s account, bear interest at the rate of 1 percent over the Prime Rate as published in Reuters (which rate is fixed at the inception of the loan), and maturities generally may not exceed four years.  The loans mature between 2009 and 2013 at interest rates ranging from 4.25% to 9.25%.

NOTE 6.                      PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution. The amounts included in net assets available for benefits that have been allocated to accounts of participants who have elected to withdraw benefits from the Plan, but were not yet paid from the Plan as of November 30, 2009 and 2008 totaled $302,325 and $311,565, respectively.

NOTE 7.                      PLAN AMENDMENTS

Effective October 7, 2009,  a Fourth Amendment to the DIRECTV Thrift & Savings Plan was adopted to remove a listing of plan investments from the Plan documents and to change the source of the plan loan interest rate from the Wall Street Journal to Reuters.

NOTE 8.                      INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Company and State Street, as trustee of the funds, to permit the commingling of trust assets of both the DIRECTV Thrift & Savings Plan and the DIRECTV Savings Plus Plan (collectively, the “Plans”), for investment and administrative purposes. The assets of the Master Trust are held by State Street. Although assets of the Plans are commingled in the Master Trust, the Plans’ record keeper, Fidelity Employer Services Company LLC, maintains supporting records for the purpose of allocating the net assets and net gains or losses of the investments to each of the Plans and to each participant’s account. The net investment income or loss of the investment assets is allocated by the record keeper to each Plan and to each participant’s account based on the investments held in participant-directed account balances.

The following tables summarize the net assets and net investment income (loss) of the Master Trust.

a)  NET ASSETS OF THE MASTER TRUST

	NOVEMBER 30,
	2009	2008
INVESTMENTS, AT FAIR VALUE:	(Dollars in Thousands)
Short-term investment funds	$2,478	$225
Common stocks	435,058	285,875
DIRECTV common stock	223,626	175,904
News Corporation common stock	13,726	10,622
Collective trusts	680,072	656,292
Mutual funds	298,088	232,905
Participant loans	16,960	14,482

Total investments	1,670,008	1,376,305

Dividends and interest receivable	641	512
Receivable for securities sold	403	1,243
Payable for securities purchased	(768)	(1,285)
Payable for investment management and administrative expenses	(1,289)	(1,805)
	1,668,995	1,374,970
NET ASSETS OF THE MASTER TRUST REFLECTING ALL INVESTMENTS AT FAIR VALUE

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	3,765	60,790

NET ASSETS OF THE MASTER TRUST	$1,672,760	$1,435,760

NET INVESTMENT IN MASTER TRUST – BY PLAN

Thrift & Savings Plan
Investment in Master Trust	$1,584,524	$1,311,325

Plan’s percentage interest in net assets of the Master Trust	94.9%	95.4%

Savings Plus Plan

Investment in Master Trust	$84,471	$63,645

Plan’s percentage interest in net assets of the Master Trust	5.1%	4.6%

b) NET INVESTMENT INCOME (LOSS) OF THE MASTER TRUST FOR THE YEAR ENDED NOVEMBER 30, 2009:

(Dollars in Thousands)
INVESTMENT INCOME AND EXPENSES
Net appreciation (depreciation) in fair value of investments:
DIRECTV Common Stock	$69,127
News Corp Common Stock	4,446
Common Stock	113,038
Collective Trusts	60,508
Mutual Funds	82,279

Net appreciation (Depreciation) in fair value of investments	329,398
7,824
DIVIDENDS AND INTEREST INCOME

INVESTMENT MANAGEMENT AND ADMINISTRATIVE EXPENSES	(3,537)
$333,685
NET INVESTMENT INCOME (LOSS)

NET INVESTMENT INCOME (LOSS) FROM MASTER TRUST – BY PLAN
Thrift & Savings Plan	$317,965
Savings Plus Plan	$15,720

NOTE 9.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At November 30, 2009 and 2008, the Plan held, through the Master Trust, 6,427,778 and 7,275,950 shares, respectively, of common stock of DIRECTV (formerly The DIRECTV Group, Inc.) the sponsoring employer.

Certain investments of the Master Trust are units of collective trust funds managed by the trustee, or are loans to plan participants, and hence these transactions are party-in-interest transactions.   The Master Trust also pays expenses for administration of the Master Trust and participating plans in the Master Trust, and these transactions qualify as party-in-interest transactions.

NOTE 10.                      SUBSEQUENT EVENTS

On March 24, 2010, the Administrative Committee approved each of the following plan design and operational changes to the DIRECTV Thrift & Savings Plan:
a.	The maximum deferral limit for non-highly compensated employee participants in both 401(k) plans shall increase from 20% to 50%, effective as soon as administratively possible.
b.	Effective July, 2010, the DIRECTV Savings Plus Plan will merge into the DIRECTV Thrift & Savings Plan and the surviving plan shall be renamed the DIRECTV 401(k) Savings Plan (the “Savings Plan”).
c.
Effective with the first pay period in July 2010, the definition of “Compensation” eligible for elective deferral under the Savings Plan will be amended to include overtime pay and shift differential pay.

NOTE 11.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	NOVEMBER 30,
	(Dollars in Thousands)
	2009	2008
Net assets available for benefits per the financial statements	$1,589,072	$1,369,735
Payable to participants	(302)	(312)

Net assets available for benefits per Form 5500	$1,588,770	$1,369,423

The following is a reconciliation of the change in net assets available for benefits for the year ended November 30, 2009 per the financial statements to the net income reported in the Form 5500 (dollars in thousands):

Increase in net assets available for benefits
per the financial statements	$219,337
Payable to participants – current year	(302)
Payable to participants – prior year	312
219,347
Less Plan transfers per the Form 5500	(146)
Difference due to rounding	(2)
Net income per the Form 5500 including transfers of $146	$219,199

DIRECTV THRIFT & SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF NOVEMBER 30, 2009

Name of Plan Sponsor: DIRECTV
Employment Identification Number: 52-1106564
Three Digit Plan Number: 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Various Participants	Participant Loans (maturing between 2009 and 2013 at interest rates from 4.25% to 9.25%)	$13,547,843

* Party-in-interest